Brain Game LS Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss/income	$ (1,654,752)	$ 47,075
Less decrease in Accounts Payable	(4,783)	-
Add decrease in Accounts Receivable	76,561	-
Add increase in Accrued Interest Payable	459	-
Add equity based compensation	1,700,000	-
Changes in operating assets and liabilities:		
	-	-
Net cash used in operating activities	117,485	47,075
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Principal repayment Note Payable	(71,022)	-
Net cash provided by financing activities	(71,022)	-
Net cash increase for period	46,463	47,075
Cash at beginning of period	102,214	55,139
Cash at end of year	$ 148,677	$ 102,214

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -